

January 24, 2023

Tiewei Song
Chief Executive Officer
BIMI International Medical Inc.
9th Floor, Building 2
Chongqing Corporation Avenue
Yuzhong District, Chongqing,
P. R. China, 400010

> **Re: BIMI International Medical Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Amendment No. 1 to Form 10-K Filed August 31, 2022**
> **Form 10-Q for the Quarterly Period Ended September 30, 2022**
> **File No. 001-34890**

Dear Tiewei Song:

We have reviewed your August 31, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2022 letter.

Amendment No. 1 to Form 10-K Filed August 31, 2022

Item 1. Business
The Company, page 1

1. We note your revisions to comment 1. In future filings please further revise to clearly state that you are not a Chinese operating company and that this structure involves unique risks to investors.

2. We note your revisions to pages 2 and 16 in response to our prior comment 8. In future filings, revise this section to clearly identify BIMI Medical International Inc. as the entity

in which investors hold shares of your common stock and that, as a holding company, BIMI Medical International Inc. does not conduct any of your operations.

3. We note your response to comment 11 and note the revisions to your disclosure on pages 2 and 46 to affirmatively state that you do not use a VIE structure. However, your risk factor on page 46 titled in part "PRC regulations on loans and direct investments by offshore holding companies to PRC entities..." includes two references to a variable interest entity. Please revise your disclosure in future filings to reconcile these statements.

4. In future filings, please include the ownership of BIMI International Medical Inc. in the diagram on page 2.

Holding Foreign Companies Accountable Act and Related Legislation and Regulations, page 5

5. We note your response to comment 3. In future filings please revise the cross-reference on page 5 to your risk factor related to the HFCCA to include the full title of this related risk factor. Specifically, the title of the risk factor on page 43 includes an additional sentence beginning with "Pending legislation would reduce..."

Cash Transfers and Dividend Distributions, page 8

6. We note your response to comment 4, including your revisions beginning on page 8, and reissue in part. In future filings please indicate whether there have been any cash flows or transfers of assets from your subsidiaries and the holding company. Also revise your disclosure to describe any restrictions on your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your company, including your subsidiaries, to the holding company and U.S. investors. Additionally, provide a cross-reference to the condensed consolidating schedule and consolidated financial statements.

Cash Management Policies and Procedures, page 10

7. We note your response to comment 6. In future filings please revise your disclosure in this section to clarify whether there are any restrictions on your ability to transfer cash to you, BIMI Medical International, as a Delaware incorporated holding company. Further, please clarify which holding company you are referring to in this section, where you state "[t]o date, none of our subsidiaries have made any distributions or paid any dividend to the holding company." We note your table of subsidiaries on page 1 identifies you as a holding company as well as three additional holding companies.

Permissions Required from the PRC Authorities for Our Operations, page 10

8. We note your revisions in response to prior comment 9. In future filings please further revise this section to state whether you or your subsidiaries are covered by permissions requirements from the Cyber Administration of China (CAC) and explain how you arrived at your conclusion and the basis for your conclusion. We note your discussion of CAC

under your subsection titled "Recent Regulatory Developments in China" and well as in your Risk Factors section. Please also name counsel where you note that your conclusion that you are not required to seek approval from the PRC is based on the advice of counsel. Please supplementally provide us with draft disclosure showing how you will present this disclosure in future filings.

Item 1A. Risk Factors
Risk Related to Doing Business in China
PRC regulations on loans and direct investments by offshore holdings companies..., page 46

9.   We note your response to comment 7, including providing a cross-reference to the relevant risk factor. In future filings please further revise this risk factor to address the risk that if funds or assets in your business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitation on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. We note that your current risk factor is limited to addressing the transfer of cash or assets from your offshore holdings companies to PRC or Hong Kong entities.

Results of Operations
Operating expenses, page 62

10.   We note your response to comment 14 and reissue the comment in part. Your revised disclosure states operating expenses consist mainly of the amortization of convertible notes and other items. However, your Consolidated Statements of Operations were amended to reclassify this amortization to non-operating expenses. In addition, goodwill impairment was reclassified to operating expenses. In future filings, please revise to identify the intermediate causes and also describe the underlying reasons for the changes in operating expenses. Refer to Item 303(b) of Regulation S-K.

Consolidated Statements of Operations and Comprehensive Loss, page F-5

11.   We reviewed your revisions in response to comment 16. Please reconcile the amortization of convertible notes to the amounts presented in the Statements of Cash Flows for both fiscal 2021 and 2020.

Note 5. The Acquisition of the Guoyitang Hospital, page F-21

12.   We note your response to comment 19 and reissue the comment in part. Disclosure is unclear on the amount of consideration paid for Guoyitang hospital and the subsequent acquisitions and how the consideration paid relates to the net assets acquired. Please reconcile the consideration paid to the net assets acquired presented in the tables for all of the acquisitions.

Form 10-Q for the Quarterly Period Ended September 30, 2022

Consolidated Statements of Equity, page 3

13.   We noted you only present a statement for the nine months ended September 30, 2022. An analysis of the changes in each caption of stockholders' equity and noncontrolling interests presented in the balance sheets shall be given in a note or separate statement. This analysis shall be presented in the form of a reconciliation of the beginning balance to the ending balance for each period for which a statement of comprehensive income is required to be filed with all significant reconciling items described by appropriate captions. Please revise future filings. Refer to Rules 8-03(a)(5) and 3-04 of Regulation S-X.

Notes to the Unaudited Condensed Consolidated Financial Statements
1. Organization and Business Background, page 5

14.   Reference is made to the last paragraph on page 6. Please tell us how you accounted for the June 9, 2022 issuance of the $5 million subordinated promissory note. In this regard, it doesn't appear to be reflected in your Condensed Consolidated Balance Sheet or your Consolidated Statement of Cash Flows.

21. Stock Equity, page 27

15.   Reference is made to the January 24, 2022 issuance of 1,000,000 shares and 500,000 shares for salaries. Please tell us how these transactions are reflected in your financial statements. Explain why there is no related adjustment in your adjustments to reconcile net loss to cash used in operating activities in your Consolidated Statements of Cash Flows.

16.   Please tell us how the Hudson Bay and CVI conversions of convertible notes in the nine months ended September 30, 2022 are reflected in your financial statements as well as the Convertible Note footnote table at the top of page 25.

17.   Reference is made to the Consolidated Statements of Equity. You present issuance of common shares of 29,932,539 in the nine months ended September 30, 2022. The transactions included in footnote 21 for the nine months ended September 30, 2022 sum to 28,896,337. In future filings, please reconcile amounts presented in the Statements of Equity to the transactions in the Notes to the Unaudited Condensed Consolidated Financial Statements.

   You may contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Erin Jaskot at 202-551-3442 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Pang Zhang-Whitaker